UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-42407

Wing Yip Food Holdings Group Limited

No. 9, Guanxian North Rd

Huangpu Town, Zhongshan City

Guangdong, People’s Republic of China 528429

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

Open Market Purchase

On August 5, 2026, Mr. Xiantao Wang, a director and Chairman of the Board of Directors of Wing Yip Food Holdings Group Limited (the “Company”), purchased 18,355 ordinary shares of the Company in the open market that are traded on the Korea Securities Dealers Automated Quotations (“KOSDAQ”) of the Korea Exchange, at a price of KRW 1,148 per share, or US$0.81 per share.

Trading Plan

On August 6, 2026, Mr. Xiantao Wang filed a Report on Trading Plan of Specific Securities, etc. by Executive Officers and Major Shareholders (the “Trading Plan Report”) with the Korea Exchange in accordance with applicable Korean securities regulations. The following is a summary of the Trading Plan Report.

After taking into account the 18,355 ordinary shares that Mr. Wang purchased in the open market on August 5, 2026, Mr. Wang holds 2,022,766 ordinary shares of the Company, representing approximately 16.08% of the Company’s total issued shares. The Company’s ordinary shares are listed on the KOSDAQ market of the Korea Exchange.

Pursuant to the Trading Plan Report, Mr. Wang plans to acquire up to 219,178 ordinary shares of the Company through on-exchange purchases on the KOSDAQ market during the period from September 7, 2026 to October 6, 2026 (the “Transaction Period”).

The projected acquisition unit price is KRW 1,159 per share, which was calculated based on the closing price of the Company’s ordinary shares on the KOSDAQ market of the Korea Exchange on August 5, 2026 (the last trading day prior to the filing of the Trading Plan Report), resulting in a projected aggregate transaction amount of approximately KRW 254,027,302.

The actual acquisition price and quantity may vary from the projected figures, as Mr. Wang is permitted under applicable Korean law to execute the transaction within a range of 70% to 130% of the planned transaction amount. Upon completion of the planned acquisitions, Mr. Wang expects to hold approximately 2,241,944 ordinary shares of the Company, representing approximately 17.82% of the Company’s total issued shares.

The Trading Plan Report is publicly available on the Electronic Disclosure System of the Financial Supervisory Service of Korea (DART) at: https://englishdart.fss.or.kr/dsbh001/main.do?rcpNo=20260806000009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Wing Yip Food Holdings Group Limited

Date: August 7, 2026	By:	/s/ Xiantao Wang
	Name:	Xiantao Wang
	Title:	Director and Chairman of the Board

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